SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 October 2018

Barry Stowe to retire as Chairman and Chief Executive of North American Business Unit,
to be succeeded by Michael Falcon

Prudential plc ("Prudential") today announces that Barry Stowe has decided to retire as Chairman and Chief Executive Officer of its North American Business Unit and as an Executive Director of Prudential plc on 31 December 2018. He will remain as an adviser to the Group and will be succeeded, subject to regulatory approval, by Michael Falcon on 7 January 2019.

Mr Falcon has almost two decades of senior experience in the savings and retirement industry. He was Chief Executive of JP Morgan Asset Management's retirement businesses in the US and currently leads the firm's asset management businesses in Asia. He has also served as Head of Merrill Lynch's Retirement Group, with responsibility for several businesses serving individual and employer retirement plans. Mr Falcon will divide his time between Nashville, Tennessee and Lansing, Michigan.

Paul Manduca, Chairman of Prudential plc, said: "On behalf of the Prudential Board, I would like to thank Barry for his exceptional service to the Group over so many years. Barry's experience, expertise and leadership have played an important part in the success of the Group throughout his time with us. Michael has a wealth of experience from a distinguished career in the savings and retirement industry and I look forward to working with him in the future."

Mike Wells, Group Chief Executive of Prudential plc, said: "I would like to thank Barry for his exceptional contribution to Prudential over the last 12 years. Under his leadership our Asian business grew to become the market-leading operation it is today, and more recently he has positioned our US businesses for continued success in serving the needs of American retirees. I wish him all the very best for the future.

"I am delighted that Michael is joining Prudential. The demand among Americans for a secure income in retirement is a huge social need and an attractive long-term business opportunity for the Group. Michael's deep expertise and impressive track record in this dynamic industry mean that he is well placed to lead the next phase of our development in North America."

Barry Stowe said: "I am pleased to be handing the reins to Michael. I have loved my experience at Prudential in Asia and in the United States, but after a career spanning almost 40 years I feel strongly that it's time for a change. I would like to thank all of my colleagues for their support and hard work over so many years. I have no doubt whatsoever that Prudential's US businesses will flourish under Michael's leadership and I wish him and the team every possible success."

Michael Falcon said: "I am delighted to be joining the team at the North American Business Unit, which has consistently delivered positive results for consumers and shareholders. I look forward to building on this success to further meet the growing retirement needs of American families."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Chantal Waight	+44 (0)20 7548 3039
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

About Michael Falcon
Michael Irving Falcon has been based in Hong Kong as Chief Executive Officer of Asia Pacific for JP Morgan Asset Management since 2015 and Head of Asia Pacific Funds since 2014. He joined JP Morgan Asset Management in New York as Head of Retirement in 2010, responsible for investment management and plan service businesses in the defined contribution, individual retirement and taxable savings market. Mr Falcon began his career in commercial and investment banking at Chase Manhattan Bank in 1985. Between 1989 and 2000, Michael worked at Sara Lee Corporation (now Hanesbrands, Inc) in a variety of senior financial, strategic and general management roles, based in Chicago, Paris and Winston-Salem, North Carolina. Between 2000 and 2008 he worked at Merrill Lynch, serving as Head of the Retirement Group and other roles, including Head of Strategy and Finance for the US Private Client business. Mr Falcon later served as a Consultant and Strategic Adviser to companies in the retirement, equity awards, wealth management and asset management industries until joining JP Morgan Asset Management in 2010. Michael has served as a Trustee and Executive Committee Member of EBRI (the Employee Benefit Research Institute) and was founding Chairman of the Advisory Board of EBRI's Center for Retirement Income Research between 2011 and 2014. He holds a degree in Finance from Indiana University. Age 55.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

Michael Falcon's annual salary will be US$800,000. He will have a maximum bonus opportunity of 100 per cent of salary under the Annual Incentive Plan and will receive 10 per cent of the Jackson bonus pool with 40 per cent of any bonus deferred.  Long-term incentive awards will be 400 per cent of salary. The Company will support Michael's relocation from Hong Kong to the US.

Any unvested awards that Mr Falcon forfeits as a consequence of joining Prudential will be replaced on a like-for-like basis, with replacement awards released in accordance with the original vesting timeframe attached to the forfeited awards. The Company may make use of Listing Rule 9.4.2 in order to make these replacement awards, as provided for by the Directors' Remuneration Policy.

Mr Falcon has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Shareholding
Mr Falcon holds no interest in any shares of Prudential plc.

About the North American Business Unit
The North American Business Unit comprises the leading retirement income provider Jackson National Life Insurance Company, the investment adviser Jackson National Asset Management and the institutional asset manager PPM America.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving over 26 million customers, with £664 billion of assets under management (as at 30 June 2018). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 October 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Helen Archbold

Helen Archbold
Head of Corporate Secretariat